Delisting Determination, The Nasdaq Stock Market LLC,
October 24, 2024, Minim, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Minim, Inc.
(the Company), effective at the opening of the trading session on November 4, 2024.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(1).
The Company was notified of the Staff determination on June 26, 2024. On June 29, 2024, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) under
Listing Rule 5815.
Pursuant to Listing Rule 5815(a)(5), the Company was required to provide a Written Submission to the Panel no later than July 12, 2024. The Hearings Department did not receive the Written Submission on July 12th and therefore closed the matter without further consideration.
As a result, the securities of the Company were suspended on July 24, 2024.On August 20, 2024, the Company was granted a temporary restraining order (TRO) by the Supreme Court of the State of New York, Kings County temporarily prohibiting the
Exchange from delisting the common stock of the Company. That TRO continued until, on October 18, 2024, the Court denied the request by the Company for a preliminary injunction enjoining the Exchange from taking further action to delist the Company. The
Company subsequently discontinued its case against the Exchange. The Exchange is therefore filing this Form 25 pursuant to Nasdaq Rule 5830 because all available review and appeal procedures and periods available under Nasdaq Rules have expired.